```````````````````      February 11, 2005

Mail Stop 0305

Hilary A. Rapkin, Esq.
Vice President and General Counsel
Wright Express Corporation
97 Darling Avenue
South Portland, Maine  04106

Re:	Wright Express Corporation
	Form S-1, Amendment Nos. 3 and 4, filed February 1 and
February
10, 2005
      File No. 333-120679

Dear Ms. Rapkin:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Relationship with Cendant, page 5
1. We note from disclosure here, and elsewhere throughout the document, that the non-cash portion of the special dividend to Cendant will be $25.1 million. However, Note (9) to the unaudited pro forma combined financial statements on page 36 states that the non-cash portion of the special dividend will be $42.7 million. Please clarify this apparent discrepancy.

Use of proceeds, page 26
2. We note from the liquidity sources section of the summary on page
4 that you will use $50 million of the revolving credit facility to fund a portion of the special dividend, and $33.8 million of the revolving credit facility to support letters of credit. We suggest you include this more specific information here, to give the reader a better understanding of how much of the proceeds may go to repaying borrowings under your new revolving credit facility.
3. Furthermore, to the extent you expect to use net proceeds `to repay borrowings under your new revolving credit facility, please also revise to comply with Item 504, Instruction no. 4 of Regulation
S-K.
`
Capitalization, page 27
4. We note your response to comment 3 that you do not believe that the business purpose for the special dividend needs to be separately disclosed in the "Capitalization" section or in the notes to the pro forma financial statements. We also note that you have revised your disclosure in several other sections of the filing to state that the purpose of the dividend is to benefit Cendant in connection with its disposition of its entire ownership interest in them and that the purpose is not aligned with the interests of the stockholders following the offering. We continue to believe that you should include a disclosure as to the purpose of the dividend in the "capitalization" section as well as the notes to the pro forma financial statements. Please revise these sections of your filing to indicate that the purpose of the dividend is to benefit Cendant in connection with its disposition of its interest in the company.

Unaudited pro forma combined balance sheet, page 33
5. Please clarify in the notes to the pro forma balance sheet why stockholders` equity will only decline by $226,119 if the company expects to pay a special dividend to Cendant of $312.7 million as indicated in footnote (9).
6. Please revise footnote (8) to disclose the maximum impact on your earnings per share in the event that all of the Cendant stock options and restricted stock units discussed in footnote (8) are converted into the company`s stock options and restricted stock units.
Also,
consider providing a sensitivity analysis which discusses the impact in the event that only a portion of the Cendant stock options and restricted stock units are converted into the company`s stock options and restricted stock units.


Notes to Unaudited Pro forma Combined Financial Statements, page
34
7. We note your response to comment 6 and acknowledge our phone conversation on January 31, 2005 regarding the appropriateness of your adjustments to the pro forma statements of operations. However, we believe that the description of the pro forma adjustment for additional employees, as written in note (1) on page 34, does not explain why management believes the adjustment is factually supportable. Please revise this disclosure to include the information communicated to us on the phone as well as included in your response to our prior comment, such as the written job descriptions, approved salaries and active interviewing through a recruiting firm for the newly established positions.
8. We note that your response to comment 8 includes the amount of financing fees, the period of amortization and the basis points used to determine the amount. Please revise your disclosure to include the method of amortization for the financing fees.

2005 Equity and incentive plan, page 84
9. We note the discussion in the second paragraph on page 85 regarding the amount of compensation expense that the Company plans to recognize in connection the issuance of restricted stock units relating to 313,000 share of common stock in connection with the offering of $1.6 million. We also note the discussion in the third paragraph on page 85 regarding the aggregate compensation expense of approximately $5.4 million which the Company expects to recognize during 2005 in connection with the exchange of Cendant restricted stock options and units for the Company`s restricted stock units and options. Please revise MD&A to discuss the restricted stock units and options that the Company plans to issue in connection with the planned public offering, and to disclose the amount of expense that the Company expects to recognize during 2005 as a result of issuing these restricted stock units and options.
10. Also, please explain why the amount of expected 2005 expense, discussed on page 85, of $1.6 million exceeds the amount reflected in pro forma adjustment (1) on page 34 and in footnote (1) on page 49 of
$.8 million. If the $1.6 million relates to the 313,000 shares being issued in connection with the offering, as it appears on page 85, we do not understand why that amount is not included in the pro forma statements. We may have further comment upon receipt of your response.


Employment agreements
11. We note the disclosure added on page 89 regarding the employment agreements with certain executive officers that will become effective subject to and upon completion of the offering. Please confirm to us and clarify in footnote (1) on page 34, that adjustment (1) to your pro forma statement of income on page 32 includes the effect of these revised employment agreements.

Note 18.  Subsequent Event, page F-30

12. We note your response to comment 13 and the revised note to the financial statements which includes disclosure of the various transactions that will occur concurrent with or immediately following the public offering. However, we do not believe that the detail included in Note 18 is sufficient. Note 18 should be revised to include certain additional disclosures regarding the terms of the various transactions. For example:
- Disclose the restrictions on the Company`s ability to pay dividends imposed by the new credit facility.
- Quantify the dividend requirements associated with the Series A non-voting convertible preferred stock.
13. We note the disclosure in Note 18 indicating that the Company paid a dividend of $25,090 to PHH, a wholly owned subsidiary of Cendant on January 25, 2005. Please revise the pro forma balance sheets included on pages F-3 and 33 of the registration statement to give effect to this dividend payment in accordance with the guidance outlined in SAB Topic 1:B:3. The notes to the Company`s pro forma financial information and its audited financial statements will also need to be revised to explain the treatment used in the pro forma balance sheets with respect to this dividend payment.

```````````````````````````******

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Claire Lamoureux, Staff Accountant, at (202) 824-5663 or Linda Cvrkel, Branch Chief, at (202) 942-1936 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Advisor, at
(202) 942-2931 or the undersigned at (202) 942-2936 with any other questions.


      Regards,


							Sara W. Dunton
							Branch Chief








cc: 	via facsimile (917) 777-2103
	Gregory A. Fernicola
Joshua Goldstein
      Skadden Arps Slate Meagher & Flom LLP
      Four Times Square
New York, New York
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Wright Express Corporation Form S-1
February 11, 2005
Page 2